

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 3, 2017

Mail Stop 4720

<u>Via E-mail</u>
Michael S. Chae
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

  Re: The Blackstone Group L.P.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 26, 2016
    File No. 001-33551

Dear Mr. Chae:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Hugh West

       Hugh West
       Accounting Branch Chief
       Office of Financial Services